Philips extends EUR 1.8 billion five year revolving credit facility until 2016

April 14, 2011

Amsterdam, The Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced a one-year extension of its existing EUR 1.8 billion revolving credit facility until February 18, 2016.

Philips took advantage of loan market conditions with a lower interest rate margin and has the possibility for an additional extension of the facility of up to two years.

Philips has the EUR 1.8 billion committed revolving credit facility for general corporate purposes. The company has never drawn on this revolving credit facility.

For more information, please contact:
Steve Klink
Philips Corporate Communications
Tel: +31 20 597 7415
Email: steve.klink@philips.com
About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs 119,000 employees in more than 60 countries worldwide. With sales of EUR 25.4 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.